January 15, 2008

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-7010

Re:       Taylor Devices, Inc.
            Registration Statement on Form S-4
            Filed December 7, 2007
            File Number 333-147878

Dear Ms. Long:

The following is our response to the comment letter we received from you, dated December 17, 2007, regarding the above referenced matter.

Item 1. Prospectus Cover Page

Comment 1.      Please state the number of shares you are offering in the merger.  If this number will not be known until the closing of the     merger, please disclose the exchange ratio.

Response         We have amended the prospectus cover page of the filing to include the number of shares we are offering in the merger

Item 2. Signature Page

Comment 2.    Please identify the signature of your principal accounting officer on the signature page of the registration statement.

Response         We have amended the signature page of the registration statement  to include the signature of the Company's principal accounting officer to have identified it as such.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:       Douglas P. Taylor, President & CEO
            Sandra S. O'Loughlin, Esq.
            Christopher J. Bonner, Esq.